Exhibit 99.1

SILVERCORP REPORTS ADJUSTED NET INCOME OF $39.3 MILLION, $0.22 PER SHARE, AND CASH FLOW FROM OPERATIONS OF $91.6 MILLION FOR FISCAL 2024

Trading Symbol:  TSX: SVM
                              NYSE AMERICAN: SVM

VANCOUVER, BC, May 23, 2024 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) reported its financial and operating results for the three months ("Q4 Fiscal 2024") and twelve months ended March 31, 2024 ("Fiscal 2024"). All amounts are expressed in US dollars, and figures may not add due to rounding.

HIGHLIGHTS FOR Q4 FISCAL 2024

  Mined 195,160 tonnes of ore, milled 237,493 tonnes of ore, and produced approximately 1,916 ounces of gold, 1.2 million ounces of silver, or approximately 1.3 million ounces of silver equivalent, plus 12.5 million pounds of lead and 4.6 million pounds of zinc;
  Sold approximately 1,916 ounces of gold, 1.1 million ounces of silver, 11.9 million pounds of lead, and 4.4 million pounds of zinc, for revenue of $42.7 million;
  Reported net income attributable to equity shareholders of $5.5 million, or $0.03 per share;
  Realized adjusted earnings attributable to equity shareholders of $3.8 million, or $0.02 per share. The adjusted earnings were impacted by an increase of $2.5 million in withholding tax paid on funds distributed out of China as dividends to the Company in Q4 Fiscal 2024;
  Generated cash flow from operating activities of $10.2 million;
  Cash cost per ounce of silver, net of by-product credits, of $1.22;
  All-in sustaining cost per ounce of silver, net of by-product credits, of $14.36; and
  Spent and capitalized $0.8 million on exploration drilling, $9.5 million on underground development, and $3.1 million on equipment and facilities, including $0.8 million on construction of the new tailings storage facility.
  Strong balance sheet with $184.9 million in cash and cash equivalents and short-term investments. The Company holds a further equity investment portfolio in associates and other companies with a total market value of $112.3 million as at March 31, 2024.

HIGHLIGHTS FOR FISCAL 2024

  Mined 1,117,118 tonnes of ore, milled 1,106,195 tonnes of ore, and produced approximately 7,268 ounces of gold, 6.2 million ounces of silver, or approximately 6.8 million ounces of silver equivalent, plus 63.2 million pounds of lead and 23.4 million pounds of zinc;
  Sold approximately 7,268 ounces of gold, 6.2 million ounces of silver, 60.6 million pounds of lead, and 23.3 million pounds of zinc, for revenue of $215.2 million;
  Reported net income attributable to equity shareholders of $36.3 million, or $0.21 per share;
  Realized adjusted earnings attributable to equity shareholders of $39.3 million, or $0.22 per share;
  Generated cash flow from operating activities of $91.6 million;
  Recorded a gain of $7.7 million on the investment in OreCorp Limited (ASX: ORR) ("OreCorp"). Subsequent to March 31, 2024, the Company received A$42.5 million after accepting a competing offer to acquire OreCorp and a A$2.8 million break fee from OreCorp;
  Cash cost per ounce of silver, net of by-product credits, of negative $0.38;
  All-in sustaining cost per ounce of silver, net of by-product credits, of $11.38;
  Paid $4.4 million of dividends to the Company's shareholders;
  Spent $1.0 million to buy back 388,324 common shares of the Company under its Normal Course Issuer Bid;
  Spent and capitalized $6.2 million on exploration drilling, $45.0 million on underground development, and $12.9 million on equipment and facilities, including $6.2 million on construction of the new tailings storage facility.

CONSOLIDATED FINANCIAL RESULTS

	Three months ended March 31,			Year ended March 31,
	2024	2023	Changes	2024	2023	Changes
Financial Results
Revenue (in thousands of $)	$ 42,681	$ 34,147	25%	$ 215,187	$ 208,129	3%
Mine operating earnings (in thousands of $)	13,038	9,776	33%	80,589	70,783	14%
Net income (loss) attributable to equity holders (in thousands of $)	5,529	235	2253%	36,306	20,608	76%
Earnings (loss) per share - basic ($/share)	0.03	0.00	2900%	0.21	0.12	75%
Adjusted earnings attributable to equity holders (in thousands of $)	3,824	4,971	-23%	39,322	37,027	6%
Adjusted earning per share - basic ($/share)	0.02	0.03	-33%	0.22	0.21	5%
Net cash generated from operating activities (in thousands of $)	10,238	5,742	78%	91,570	85,643	7%
Capitalized expenditures (in thousands of $)	13,437	9,457	42%	64,041	57,823	11%
Metals sold
Gold (ounces)	1,916	1,000	92%	7,268	4,400	65%
Silver (in thousands of ounces)	1,139	1,073	6%	6,235	6,637	-6%
Lead (in thousands of pounds)	11,872	10,021	18%	60,625	65,687	-8%
Zinc (in thousands of pounds)	4,432	3,451	28%	23,250	23,438	-1%
Average Selling Price, Net of Value Added Tax and Smelter Charges
Gold ($/ounce)	1,899	1,620	17%	1,792	1,511	19%
Silver ($/ounce)	20.74	18.18	14%	19.93	17.11	16%
Lead ($/pound)	0.88	0.87	1%	0.86	0.87	-1%
Zinc ($/pound)	0.86	0.89	-3%	0.82	1.06	-23%
Financial Position as at	March 31, 2024	March 31, 2023		March 31, 2024	March 31, 2023
Cash and cash equivalents and short-term investments (in thousands of $)	184,891	203,323	-9%	184,891	203,323	-9%
Working capital (in thousands of $)	154,744	177,808	-13%	154,744	177,808	-13%

1. Q4 Fiscal 2024 Financial Results

Net income attributable to equity holders of the Company in Q4 Fiscal 2024 was $5.5 million or $0.03 per share, compared to net income of $0.2 million or $0.00 per share in the three months ended March 31, 2023 ("Q4 Fiscal 2023").

Compared to Q4 Fiscal 2023, the Company's consolidated financial results in the current quarter were mainly impacted by i) increases of 92%, 6%, 18%, and 28%, respectively, in gold, silver, lead and zinc sold; ii) increases of 17%, 14%, and 1%, respectively, in the realized selling prices for gold, silver and lead, and the increase in payable factors applied to gold and lead in lead concentrates; iii) a decrease of 3% in the realized selling price for zinc; iv) an increase of $2.0 million gain in mark-to-market investments; and v) an increase of $3.2 million in income tax expenses.

Revenue in Q4 Fiscal 2024 was $42.7 million, up 25% compared to $34.1 million in Q4 Fiscal 2023. The increase is mainly due to i) an increase of $5.4 million arising from the increases in gold, silver, lead and zinc sold; ii) an increase of $3.3 million arising from increases in realized selling prices of gold, silver, and lead; offset by iv) a decrease of $0.1 million arising from a decrease in the realized selling price of zinc.

Income from mine operations for Q4 Fiscal 2024 was $13.0 million, up 33% compared to $9.8 million in Q4 Fiscal 2023. The increase is mainly due to the increase in revenue achieved at the Ying Mining District. Income from mine operations at the Ying Mining District was $12.8 million, compared to $9.5 million in Q4 Fiscal 2023. Income from mine operations at the GC Mine was $0.2 million, compared to $0.4 million in Q4 Fiscal 2023.

Cash flow provided by operating activities in Q4 Fiscal 2023 was $10.2 million, up $4.5 million compared to $5.7 million in Q4 Fiscal 2022.

The Company ended the quarter with $184.9 million in cash and cash equivalents and short-term investments. The Company also holds a further equity investment in portfolio in associates and other companies with a total market value of $112.3 million as at March 31, 2024.

2. Fiscal 2024 Financial Results

Net income attributable to equity holders of the Company in Fiscal 2024 was $36.3 million or $0.21 per share, compared to net income of $20.6 million or $0.12 per share for the twelve months ended March 31, 2023 ("Fiscal 2023").

Compared to Fiscal 2023, the Company's consolidated financial results were mainly impacted by i) increases of 19% and 16%, respectively, in the realized selling prices for gold and silver, and the increase in payable factors applied to gold and silver in lead concentrates; ii) decreases of 1% and 23% in the realized selling prices for lead and zinc; iii) an increase of 65% in gold sold, and decreases of 6%, 8%, and 1%, respectively, in silver, lead and zinc sold; iv) a decrease of 6% in per tonne production cost; and v) an increase of $10.0 million gain in mark-to-market investments, offset by an increased negative impact of $5.2 million from foreign exchange.

Revenue in Fiscal 2024 was $215.2 million, up 3% compared to $208.1 million in Fiscal 2023. The increase is mainly due to i) an increase of $5.3 million arising from the increase in gold sold; ii) an increase of $19.9 million arising from the increase in the realized selling prices for silver and gold; offset by iv) a decrease of $12.6 million arising from the decrease in silver, lead and zinc sold; v) a decrease of $5.5 million arising from the decrease in the realized selling price for zinc.

Income from mine operations in Fiscal 2024 was $80.6 million, up 14% compared to $70.8 million in Fiscal 2023. The increase was mainly due to the increase in revenue and the decrease in mine operation costs achieved at the Ying Mining District. Income from mine operations at the Ying Mining District was $77.9 million, compared to $62.8 million in Fiscal 2023. Income from mine operations at the GC Mine was $3.1 million, compared to $8.4 million in Fiscal 2023.

Cash flow provided by operating activities in Fiscal 2024 was $91.6 million, up $5.9 million compared to $85.6 million in Fiscal 2023.

CONSOLIDATED OPERATIONAL RESULTS

Consolidated	Three months ended March 31,			Year ended March 31
	2024	2023	Changes	2024	2023	Changes

Production Data
Ore Mined (tonne)	195,160	181,848	7%	1,117,118	1,068,983	5%
Ore Milled (tonne)
Gold Ore	21,843	-	100%	58,262	-	100%
Silver Ore	215,650	179,393	20%	1,047,933	1,072,654	-2%
	237,493	179,393	32%	1,106,195	1,072,654	3%
Metal Production
Gold (ounces)	1,916	1,000	92%	7,268	4,400	65%
Silver (in thousands of ounces)	1,150	1,106	4%	6,204	6,617	-6%
Silver equivalent (in thousands of ounces)	1,324	1,195	11%	6,844	6,997	-2%
Lead (in thousands of pounds)	12,527	10,938	15%	63,171	68,068	-7%
Zinc (in thousands of pounds)	4,559	3,577	27%	23,385	23,463	0%
Cost Data
Production cost ($/tonne)	84.31	92.85	-9%	78.86	84.03	-6%
All-in sustaining production cost ($/tonne)	143.38	165.68	-13%	140.40	142.08	-1%
Cash cost per ounce of silver, net of by-product credits ($)	1.22	0.92	33%	(0.38)	(0.42)	10%
All-in sustaining cost per ounce of silver, net of by-product credits ($)	14.36	13.85	4%	11.38	9.73	17%

1. Q4 Fiscal 2024 Operational Results

In Q4 Fiscal 2024, the Company mined 195,160 tonnes of ore, up 7% compared to 181,848 tonnes in Q4 Fiscal 2023. Ore milled was 237,493 tonnes, up 32% compared to 179,393 tonnes in Q4 Fiscal 2023. A total of 21,843 tonnes of gold ore were processed in Q4 Fiscal 2024.

In Q4 Fiscal 2024, the Company produced approximately 1,916 ounces of gold, 1.2 million ounces of silver, or approximately 1.3 million ounces of silver equivalent, plus 12.5 million pounds of lead and 4.6 million pounds of zinc, representing increases of 92%, 4%, 15%, and 27%, respectively, in gold, silver, lead, and zinc production over Q4 Fiscal 2023.

In Q4 Fiscal 2024, the consolidated production cost per tonne of ore processed was $84.31 per tonne, down 9% compared to $92.85 per tonne in Q4 Fiscal 2023, while the all-in sustaining production cost per tonne of ore processed was $143.38 per tonne, down 13% compared to $165.68 per tonne in Q4 Fiscal 2023. The decrease was mainly due to the increase of ore processed in the current quarter, resulting in lower per unit fixed cost allocation.

In Q4 Fiscal 2024, the consolidated cash cost per ounce of silver, net of by-product credits, was $1.22, compared to $0.92 in Q4 Fiscal 2023. The increase was mainly due to an increase of $4.8 million in expensed production cost arising from more concentrates produced and sold, offset by an increase of $4.4 million in by-product credits. The consolidated all-in sustaining cost per ounce of silver, net of by-product credits, was $14.36, compared to $13.85 in Q4 Fiscal 2023. The increase was mainly due to i) the increase in cash cost per ounce of silver as discussed above and ii) an increase of $1.3 million in sustaining capital expenditures.

2. Fiscal 2024 Operational Results

In Fiscal 2024, the Company mined 1,117,118 tonnes of ore, up 5% compared to 1,068,983 tonnes in Fiscal 2023. Ore milled in Fiscal 2024 was 1,106,195 tonnes, up 3% compared to 1,072,654 tonnes in Fiscal 2023. A total of 58,262 tonnes of gold ore was processed in Fiscal 2024.

In Fiscal 2024, the Company produced approximately 7,268 ounces of gold, 6.2 million ounces of silver, or approximately 6.8 million ounces of silver equivalent, plus 63.2 million pounds of lead and 23.4 million pounds of zinc, representing an increase of 65% in gold, essentially the same quantity of zinc, and decreases of 6% and 7%, respectively, in silver and lead produced over Fiscal 2023. The decreases in silver and lead production were mainly due to i) lower head grades achieved due to mining sequences; and ii) 58,262 tonnes of gold ore with grades of 1.8 grams per tonne ("g/t") gold, 77 g/t silver, 1.1% lead and 0.2% zinc mined and processed to produce gravity gold concentrates, silver-gold-lead (copper) concentrate, and zinc concentrate, at the Ying Mining District. The gold recovery rate for gold ores processed was 92.0% in Fiscal 2024.

In Fiscal 2024, the consolidated production cost per tonne of ore processed was $78.86, down 6% compared to $84.03 in Fiscal 2023. The all-in sustaining production cost per tonne of ore processed in Fiscal 2024 was $140.40, down 1% compared to $142.08 in Fiscal 2023. Both the production cost and all-in sustaining production cost per tonne of ore processed are within the Fiscal 2024 guidance.

In Fiscal 2024, the consolidated cash cost per ounce of silver, net of by-product credits, was negative $0.38, up 10% compared to negative $0.42 in the prior year. The increase was mainly due to a decrease of $3.6 million in by-product credits, offset by a decrease of $3.2 million in expensed production cost.

The consolidated all-in sustaining cost per ounce of silver, net of by-product credits, was $11.38 compared to $9.73 in Fiscal 2023. The increase was mainly due to i) the increase in the cash cost per ounce of silver as discussed above; ii) an increase of $4.3 million in sustaining capital expenditures, iii) an increase of $0.8 million in corporate operation expenses; and iv) less silver sold, resulting in higher unit cost per ounce of silver.

EXPLORATION AND DEVELOPMENT

	Capitalized Development and Expenditures								Expensed
	Ramp Development		Exploration and Development Tunnels		Drilling and other		Equipment & Mill and TSF	Total	Mining Preparation Tunnels	Drilling
	(Metres)	($ Thousand)	(Metres)	($ Thousand)	(Metres)	($ Thousand)	($ Thousand)	($ Thousand)	(Metres)	(Metres)
Fiscal 2024
Ying Mining District	12,659	$ 9,419	75,201	$ 30,660	130,293	$ 4,554	$ 11,368	$ 56,001	33,436	90,868
GC Mine	540	592	11,264	4,293	28,157	1,317	517	6,719	7,787	46,702
Corporate and other	-	-	-	-	-	290	1,031	1,321	-	-
Consolidated	13,199	$ 10,011	86,465	$ 34,953	158,450	$ 6,161	$ 12,916	$ 64,041	41,223	137,570

Fiscal 2023
Ying Mining District	6,944	$ 5,173	62,105	$ 24,782	124,533	$ 5,677	$ 12,478	$ 48,110	32,870	124,874
GC Mine	-	-	12,722	4,023	22,024	816	2,816	7,655	7,071	43,375
Corporate and other	-	-	-	-	8,485	1,783	275	2,058	-	-
Consolidated	6,944	$ 5,173	74,827	$ 28,805	155,042	$ 8,276	$ 15,569	$ 57,823	39,941	168,249

Changes (%)
Ying Mining District	82%	82%	21%	24%	5%	-20%	-9%	16%	2%	-27%
GC Mine	100%	100%	-11%	7%	28%	61%	-82%	-12%	10%	8%
Corporate and other	-	-	-	-	-100%	-84%	275%	-36%	-	-
Consolidated	90%	94%	16%	21%	2%	-26%	-17%	11%	3%	-18%

Total capital expenditures in Fiscal 2024 were $64.0 million, up 11% compared to $57.8 million in Fiscal 2023 and comparable to the Fiscal 2024 capital expenditure guidance of $64.7 million. Total capital expenditures incurred to construct the new tailing storage facility ("TSF") were approximately $6.3 million in Fiscal 2024 and $10.8 million since inception.

In Fiscal 2024, on a consolidated basis, a total of 296,020 metres or $9.0 million worth of diamond drilling were completed (Fiscal 2023 – 323,291 metres or $13.0 million), of which approximately 137,570 metres or $2.9 million worth were expensed as part of mining costs (Fiscal 2023 – 168,249 metres or $4.7 million) and approximately 158,450 metres or $6.2 million worth were capitalized (Fiscal 2023 – 155,042 metres or $8.3 million). In addition, approximately 41,223 metres or $15.2 million worth of preparation tunnelling were completed and expensed as part of mining costs (Fiscal 2023 – 39,941 metres or $14.6 million), and approximately 99,664 metres or $45.0 million worth of tunnels, raises, ramps and declines were completed and capitalized (Fiscal 2023 – 81,771 metres or $34.0 million).

INDIVIDUAL MINE OPERATING PERFORMANCE

Ying Mining District	Q4 F2024	Q3 F2024	Q2 F2024	Q1 F2024	Q4 F2023	Year ended March 31,
	March 31, 2024	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023	2024	2023
Ore Production (tonne)
Ore mined	147,122	245,606	220,636	213,748	132,205	827,112	769,024
Ore milled
Gold ore	21,843	12,726	12,800	10,893	-	58,262	-
Silver ore	158,424	201,475	200,068	197,916	130,910	757,883	773,057
	180,267	214,201	212,868	208,809	130,910	816,145	773,057
Head grades
Silver (grams/tonne)	197	235	235	254	255	231	261
Lead (%)	3.1	3.5	3.5	3.6	3.6	3.4	3.8
Zinc (%)	0.6	0.7	0.7	0.7	0.6	0.7	0.7
Recovery rates
Silver (%)	94.4	94.9	95.0	95.1	95.2	94.9	95.6
Lead (%)	95.0	94.8	95.0	95.5	95.3	95.1	95.0
Zinc (%)	70.2	71.4	71.1	69.6	68.3	70.6	63.2
Cash Costs
Cash production cost per tonne of ore processed ($)	91.09	84.01	102.42	88.66	95.23	85.66	94.07
All-in sustaining cost per tonne of ore processed ($)	148.24	143.80	170.69	141.21	127.89	141.82	146.59
Cash cost per ounce of Silver, net of by-product credits ($)	1.71	(0.09)	1.37	0.24	1.86	-	0.88
All-in sustaining cost per ounce of silver, net of by-product credits ($)	12.28	8.99	11.33	7.66	6.82	8.82	8.29
Metal Production
Gold ( ounces)	1,916	1,342	2,458	1,552	1,000	7,268	4,400
Silver (in thousands of ounces)	1,063	1,511	1,506	1,597	997	5,677	6,024
Lead (in thousands of pounds)	11,317	14,552	15,018	15,382	9,688	56,269	60,254
Zinc (in thousands of pounds)	1,750	2,153	2,197	2,113	1,164	8,213	7,150

In Q4 Fiscal 2024, a total of 147,122 tonnes of ore were mined at the Ying Mining District, up 11% over Q4 Fiscal 2023, and 180,267 tonnes of ore were milled, up 38% over Q4 Fiscal 2023. Approximately 1,916 ounces of gold, 1.1 million ounces of silver, or approximately 1.2 million ounces of silver equivalent, 11.3 million pounds of lead, and 1.8 million pounds of zinc were produced, representing production increases of 92%,7%, 14%, 17%, and 50%, respectively, in gold, silver, silver equivalent, lead and zinc over Q4 Fiscal 2023.

In Fiscal 2024, a total of 827,112 tonnes of ore were mined, up 8% over Fiscal 2023, and 816,145 tonnes of ore were milled, up 6% over Fiscal 2023. Approximately 5.7 million ounces of silver, 7,268 ounces of gold (or 6.3 million ounces of silver equivalent), 56.3 million pounds of lead, and 8.2 million pounds of zinc were produced, representing increases of 65% and 15%, respectively, in gold and zinc, and decreases of 6%, 1% and 7%, respectively, in silver, silver equivalent and lead over Fiscal 2023.

GC Mine	Q4 F2024	Q3 F2024	Q2 F2024	Q1 F2024	Q4 F2023	Year ended March 31,
	March 31, 2024	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023	2024	2023
Ore Production (tonne)
Ore mined	48,038	99,667	52,829	89,472	49,643	290,006	299,959
Ore milled	57,226	98,299	48,239	86,286	48,483	290,050	299,597
Head grades
Silver (grams/tonne)	57	68	66	80	88	69	75
Lead (%)	1.1	1.1	1.1	1.4	1.3	1.2	1.3
Zinc (%)	2.5	2.7	2.5	2.7	2.5	2.6	2.8
Recovery rates
Silver (%)	83.2	80.3	82.7	82.7	78.9	82.0	81.9
Lead (%)	89.8	90.9	90.2	90.7	90.9	90.5	89.8
Zinc (%)	89.3	90.1	89.8	90.4	89.3	90.0	89.9
Cash Costs
Cash production cost per tonne of ore processed ($)	63.12	50.38	67.34	52.35	67.34	59.35	58.29
All-in sustaining cost per tonne of ore processed ($)	78.32	76.84	84.79	88.26	84.79	85.17	83.33
Cash cost per ounce of Silver, net of by-product credits ($)	(4.79)	(8.95)	(3.10)	(13.72)	(3.10)	(4.70)	(13.72)
All-in sustaining cost per ounce of silver, net of by-product credits ($)	6.63	8.01	5.93	5.02	5.93	11.08	0.50
Metal Production
Silver (in thousands of ounces)	87	173	84	183	109	527	593
Lead (in thousands of pounds)	1,210	2,211	1,047	2,434	1,250	6,902	7,814
Zinc (in thousands of pounds)	2,809	5,251	2,404	4,708	2,413	15,172	16,313

At the GC Mine, 48,038 tonnes of ore were mined, down 3% over Q4 Fiscal 2023, and 57,226 tonnes of ore were milled, up 18% over Q4 Fiscal 2023. Approximately 87 thousand ounces of silver, 1.2 million pounds of lead, and 2.8 million pounds of zinc were produced, representing an increase of 16% in zinc, and decreases of 20% and 3%, respectively, in silver and lead over Q4 Fiscal 2023.

In Fiscal 2024, a total of 290,006 tonnes of ore were mined at the GC mine, down 3% over Fiscal 2023, and 290,050 tonnes of ore were milled, down 3% over Fiscal 2023. Approximately 527 thousand ounces of silver, 6.9 million pounds of lead, and 15.2 million pounds of zinc were produced, representing decreases of 11%, 12% and 7%, respectively, in silver, lead and zinc over Fiscal 2023.

CONFERENCE CALL DETAILS

A conference call to discuss these results will be held tomorrow, Friday, May 24, at 9:00 am PDT (12:00 pm EDT). To participate in the conference call, please dial the numbers below.

Canada/USA TF: 888-664-6383

International/Local Toll: 416-764-8650

Conference ID: 92497647

Participants should dial-in 10 – 15 minutes prior to the start time.  A replay of the conference call and transcript will be available on the Company's website at www.silvercorp.ca.

Mr. Guoliang Ma, P.Geo., Manager of Exploration and Resources of the Company, is the Qualified Person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and has reviewed and given consent to the technical information contained in this news release.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cashflow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorp.ca.

For further information

Silvercorp Metals Inc.
Lon Shaver
President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

ALTERNATIVE PERFORMANCE (NON-IFRS) MEASURES

This news release should be read in conjunction with the Company's Management Discussion & Analysis ("MD&A"), the audited condensed consolidated financial statements and related notes contains therein for the year ended March 31, 2024, which have been posted on SEDAR+ under the Company's profile at www.sedarplus.ca and on EDGAR at www.sec.gov, and are also available on the Company's website at www.silvercorp.ca under the Investor section. This news release refers to various alternative performance (non-IFRS) measures, such as adjusted earnings and adjusted earnings per share, cash cost and all-in sustaining cost per ounce of silver, net of by-product credits, production cost and all-in sustaining production cost per tonne of ore processed, silver equivalent, and working capital. These measures are widely used in the mining industry as a benchmark for performance, but do not have standardized meanings under IFRS as an indicator of performance and may differ from methods used by other companies with similar description.  The detailed description and reconciliation of these alternative performance (non-IFRS) measures have been incorporated by reference and can be found on page 36, section 13 – Alternative Performance (Non-IFRS) Measures in the MD&A for the year ended March 31, 2024 filled on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov and which is incorporated by reference here in.

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian and US securities laws (collectively, "forward-looking statements"). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.  Forward-looking statements relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company's material properties; the sufficiency of the Company's capital to finance the Company's operations; estimates of the Company's revenues and capital expenditures; estimated production from the Company's mines in the Ying Mining District and the GC Mine; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company's operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company's properties.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to: global economic and social impact of COVID-19; fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company's existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company's Annual Information Form under the heading "Risk Factors" and in the Company's Annual Report on Form 40-F, and in the Company's other filings with Canadian and U.S. securities regulators.  Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended.  Accordingly, readers should not place undue reliance on forward-looking statements.

The Company's forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management's assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

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SOURCE Silvercorp Metals Inc

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%CIK: 0001340677

CO: Silvercorp Metals Inc

CNW 17:05e 23-MAY-24